SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

News Release	March 7, 2007 at 8.00 GMT

Kanavaranta 1 00160 Helsinki

P.O. Box 309 FI-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso expands its corrugated packaging business in Eastern Europe and Russia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it will expand its corrugated packaging business in Eastern Europe and Russia by constructing new plants at Balabanovo in Russia and Komarom in Hungary, and by expanding the existing plant at Lodz in Poland. The corrugated packaging markets in Eastern Europe and Russia are developing rapidly. Stora Enso’s expansions are targeted at meeting customers’ growing demand for value-added corrugated packaging. These developments are in line with Stora Enso’s strategy of growing its packaging business and its operations in new growth markets.

Offset printed corrugated packaging plant in Russia

Stora Enso will build an offset printed micro-flute packaging plant at Balabanovo in Russia. Demand for offset printed corrugated packaging is increasing briskly in Russia. Stora Enso’s aim is to expand the strong position the Group has established in the market. With this investment, Stora Enso will be the first foreign packaging group to invest in modern offset printed corrugated packaging production in Russia. The plant will be built at the existing Balabanovo site to benefit from synergies. The investment in the Balabanovo plant will be approximately EUR 23 million. The project will start in the second quarter of 2007 and is scheduled to be completed in the second quarter of 2008.

Offset printed corrugated packaging plant in Hungary

Stora Enso will also build an offset printed micro-flute packaging plant at Komarom in Hungary. Instead of expanding the current site at Paty, a new plant will be built at Komarom closer to a key customer, to further enhance service levels. The investment in the Komarom plant will be approximately EUR 15 million. The project will start in the first quarter of 2008 and is scheduled to be completed in the third quarter of 2008.

Offset printed corrugated packaging products are used in consumer packaging for the electronics, food and beverage industries.

Heavy-duty corrugated box plant in Poland

Stora Enso will establish heavy-duty box production capacity at Lodz in Poland. This investment responds to customer needs by offering new types of product to the Polish market. The new production unit will strengthen the Group’s position and coverage as a supplier of value-added products. The investment in the new plant will be approximately EUR 8 million. The project is scheduled to be completed in the first quarter of 2008.

For further information, please contact:

Veli-Jussi Potka, Senior Vice President, Stora Enso Packaging Boards, Industrial Packaging,

tel. +358 2046 21486

Pekka Pöllänen, Managing Director, Stora Enso Packaging Oy, tel.+358 2046 27300

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning corrugated packaging available at www.storaenso.com/press

- 24 May 2006: Stora Enso expands its corrugated packaging business in Russia

Stora Enso Packaging Boards consists of the Consumer Boards, Speciality Papers and Industrial Packaging business areas. The Industrial Packaging business area produces corrugated packaging, cores and industrial paper. Corrugated packaging includes sales packages for food and non-food products, transport packages, display stands, corrugated sheets, paper roll and sheet packing systems, and packaging machines. Production units are located in Finland, Sweden, Russia, Latvia, Estonia, Lithuania, Hungary and Poland.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel